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Exhibit 99.1

MOSSIMO, INC. AND MOSSIMO GIANNULLI ANNOUNCE THAT THIRD PARTY
HAS EXPRESSED IT IS NO LONGER INTERESTED IN PURSUING ACQUISITION

SANTA MONICA, CA (November 9, 2005)—As previously announced by Mossimo, Inc. (NASDAQ: MOSS) (the "Company") and Mossimo Giannulli ("Giannulli") on October 31, 2005, Mossimo Acquisition Corp. (MAC), a wholly-owned subsidiary of Mossimo Holding Corp. (MHC), itself a corporation wholly-owned by Giannulli, deferred their planned tender offer for the outstanding shares of the Company's common stock to allow Giannulli and the Special Committee to consider an unsolicited proposal received from a third party indicating an interest in pursuing a business combination with the Company. Giannulli and the Special Committee announced today that they received a letter from the third party indicating that the third party has decided at this time to discontinue its discussions with Giannulli and the Special Committee regarding a possible acquisition of the Company.

Giannulli and MAC expect to commence the tender offer next week, with the goal of completing the transaction before the end of the year. The tender offer will be subject to the condition that the majority of the publicly held minority shares be validly tendered and not withdrawn before the expiration of the tender offer, as well as other customary conditions, including the receipt of financing sufficient to complete the tender offer and the merger.

Founded in 1987, Mossimo, Inc. is a designer, licensor and distributor of men's, women's, boy's and girl's apparel, footwear, and other fashion accessories such as jewelry, watches, handbags, and belts.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Mossimo, Inc. common stock. The solicitation of offers to sell Mossimo, Inc. shares will only be made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials. Mossimo, Inc. stockholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase and Mossimo, Inc.'s solicitation/recommendation statement on Schedule 14D-9 and other relevant documents filed with the SEC by Giannulli, MHC, MAC and Mossimo, Inc. when they become available because they will contain important information. Mossimo, Inc. stockholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or by directing a request to Mossimo, Inc. at 2014 Broadway, Santa Monica, CA 90404, Attention: Chief Financial Officer.

CAUTIONARY STATEMENT: Statements in this release represent the current intentions, plans, expectations and beliefs of Giannulli and Mossimo, Inc. and involve risks and uncertainties that could cause actual events to differ materially from the events described in this release, including risks or uncertainties related to whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer and merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the apparel industry or the business or prospects of Mossimo, Inc. Giannulli and Mossimo, Inc. wish to caution the reader that these factors, as well as other factors described or to be described in Giannulli's or Mossimo, Inc.'s SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from Giannulli's or Mossimo, Inc.'s current expectations described herein.

CONTACT:

  Mossimo, Inc.
  Edwin Lewis
  President & Co-CEO
  310-460-0245
  or
  Investor Relations:
  Integrated Corporate Relations
  Chad A. Jacobs
  Brendon Frey

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MOSSIMO, INC. AND MOSSIMO GIANNULLI ANNOUNCE THAT THIRD PARTY HAS EXPRESSED IT IS NO LONGER INTERESTED IN PURSUING ACQUISITION